LOCK-UP AGREEMENT

     This LOCK-UP AGREEMENT (this "Agreement") is dated as of the 22nd day of August, 2019, by and among 4Front Ventures Corp., a corporation amalgamated under the laws of the Province of British Columbia (the "Company") and the shareholders of the Company named in Schedule "A" hereto (each, a "Shareholder", together, the "Shareholders", and together with the Company, the "Parties").

     WHEREAS, in accordance with a plan of arrangement completed on July 31, 2019 pursuant to a business combination agreement dated March 1, 2019, as amended, among 4Front Holdings LLC, 4Front Corp., 1196260 B.C. Ltd. and Cannex Capital Holdings Inc., each Shareholder acquired a significant interest in the Company;

     AND WHEREAS, the Parties believe that the entering into this Agreement will benefit both the Company and the Shareholders by increasing investor confidence in the Company;

     NOW, THEREFORE, in consideration of the promises, representations, warranties and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound, agree as follows:

Article 1 - Restrictions on Transfer

1.1

Restrictions on Transfer. Each Shareholder acknowledges and agrees that during the period commencing on the date hereof and ending on July 1, 2022 (as modified in accordance with Section 1.2, the "Lock-up Period"), that such Shareholder will not, without the prior written consent of the Company (which consent may be withheld at the sole discretion of the Company), directly or indirectly, offer or sell, agree to offer or sell, or enter into an arrangement to offer or sell or otherwise transfer, pledge, assign or dispose of any of such Shareholder’s Class A subordinate voting shares in the capital of the Company (the "Subordinate Voting Shares") or Class B subordinate proportionate voting shares in the capital of the Company (the "Subordinate Proportionate Voting Shares", or options which have an effective strike price per Subordinate Voting Share less than the closing price of such on the Canadian Stock Exchange as of the date of this Agreement ("ITM Options," and together with the Subordinate Voting Shares and Proportionate Voting Shares, the "Shares"), or any Shares controlled by such Shareholder, in each case as set forth in Schedule "A" hereto, or enter into any swap, forward or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of such Shareholder’s Shares (regardless of whether any such arrangement is to be settled by the delivery of securities of the Company, securities of another person, cash or otherwise), or shares which such Shareholder controls, or agree to do any of the foregoing or publicly announce any intention to do any of the foregoing.

1.2

Release Schedule. Notwithstanding Section 1.1, the Parties acknowledge and agree that each Shareholder’s Shares will be released from the restrictions set forth in Section 1.1 in accordance with the release schedule set forth in Schedule "B" hereto as the same may be accelerated as set forth in Schedule "B" (the "Release Schedule") and that such restrictions are subject in their entirety to the Release Schedule.

1.3

Shares Subject to Lock-Up. The only Shares subject to this Agreement are (a) the Shares set forth in Schedule "A" hereto; and (b) any Subordinate Voting Shares into which the Proportionate Voting Shares set forth in Schedule "A" have converted.

1.4	Permitted Transfers. The restrictions provided herein shall not apply to the following transfers, pledges or other dispositions by a Shareholder:

(a)

transfers to affiliates of such Shareholder, any family members of such Shareholder, or any company, trust or other entity wholly owned by or maintained for the benefit of such Shareholder and/or any family members of such Shareholder, or for charitable purposes;

	(b)	transfers as a distribution to limited partners, members or shareholders of such Shareholder, as the case may be;

	(c)	transfers occurring by operation of law, pursuant to a domestic relations order or in connection with transactions arising as a result of the death or incapacity of such Shareholder; or

	(d)	pledges of such Shareholder’s Shares as security for bona fide indebtedness of such Shareholder or such Shareholder’s family members or affiliates (as applicable);

(e)

pledges of such Shareholder’s Shares as security for bona fide indebtedness of the Company, its subsidiaries and affiliates, or otherwise for the benefit of the Company, all conditional upon board consent;

provided, in the case of each of (a), (b), (c) and, solely as to pledges entered into within the Lockup Period, (d) (in the case of (c) to the extent permissible under applicable law or the applicable order), that any such transferee or pledgee shall first execute a lock-up agreement in substantially the form of this Agreement covering the remainder of the Lock-up Period, as applicable, or

(f)

transfers or other dispositions made pursuant to a bona fide take-over bid made to all of the holders of Subordinate Voting Shares or all of the holders of Subordinate Proportionate Voting Shares or other acquisition, merger, tender or exchange offer, business combination or arrangement transaction; provided that, in the event that the take-over or other acquisition, merger, tender or exchange offer, business combination or arrangement transaction is not completed, any securities shall remain subject to the restrictions contained in this Agreement.

For the purposes of this Agreement, "affiliate" shall have the meaning ascribed to such term in the British Columbia Business Corporations Act.

1.5

Release. Following the expiration of each applicable Lock-Up Period, the applicable portion of each Shareholder’s Shares shall be released from the restrictions herein automatically without the taking of any further action on the part of any Party. Each Shareholder acknowledges and agrees that such Shareholder is subject to restrictions pursuant to applicable securities laws regarding insider trading and reporting, and such restrictions are separate and apart from those restrictions contained herein.

1.6

Adjustment. If, following the date hereof, any change in the outstanding shares of the Company, or securities convertible into or exchangeable into or exercisable for shares of such capital stock, shall occur by reason of any reclassification, recapitalization, stock split (including reverse stock split) or subdivision or combination, exchange or readjustment of shares, merger or similar transaction, or any stock dividend or stock distribution with a record date after the date hereof, each Shareholder’s Shares subject to the lock-up restrictions set forth herein and the releases from such restrictions shall be appropriately adjusted to reflect such change and such adjustment shall provide each Shareholder with the same economic effect as contemplated by this Agreement prior to such change.

1.7

Trading Volume. The Company agrees that, to the extent the median daily volume of trading of the Subordinate Voting Shares on the Canadian Securities Exchange ("CSE") and any other exchange on which the Subordinate Voting Shares are then traded is in excess of US$5 million (calculated by reference to the number of Subordinate Voting Shares so traded, in each case, multiplied by the trading price for such Subordinate Voting Share) over 20 consecutive trading days, it will consider whether any of the restrictions contained in this Agreement should be adjusted. Nothing herein shall obligate the Company to act in any manner that is not in the best interests of the Company.

Article 2 - General

2.1

Interpretation. The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders. The Schedules to this Agreement form an integral part of this Agreement are incorporated by reference herein.

2.2	Several Obligations. The warranties, representations, obligations and covenants of the Shareholders in this Agreement are provided on a several, and not joint, basis.

2.3

Entire Agreement. This Agreement, including the Schedules annexed hereto, constitutes the full and entire understanding and agreement between the Parties with regard to the subject matter hereof, and no Shareholder shall be liable or bound to the Company or any other person in any manner by any warranties, representations, obligations or covenants with respect to such subject matter except as specifically set forth herein.

2.4

Investigations. By its execution of this Agreement, each Shareholder acknowledges that such Shareholder has been afforded the opportunity to consult with such Shareholder’s legal and financial advisors with respect to this Agreement, and each Shareholder acknowledges and agrees that such Shareholder has been afforded the opportunity to discuss the subject matter of this Agreement with representatives of Company. Each Shareholder further acknowledges and agrees that such Shareholder has otherwise investigated this matter to its full satisfaction and will not seek rescission or revocation of this Agreement.

2.5

Amendments and Wavier. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each Party. No waiver of any provision hereof by a Party shall be deemed a waiver of any other provision hereof by any such Party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such Party.

2.6

Severability. If any term, provision, covenant, restriction, Article, Section or subsection of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants, restrictions, section and subsections of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the Parties shall negotiate in good faith to modify the Agreement to preserve each Party’s anticipated benefits under this Agreement.

2.7

Further Assurances. Each Shareholder shall, and shall cause any entity under such Shareholder’s control and direction, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

2.8

Governing Law. This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the Province of British Columbia and the federal laws of Canada applicable therein, without giving effect to any principles of conflict of laws thereof which would result in the application of the laws of any other jurisdiction.

2.9

Jurisdiction. Each of the Parties consents to submit itself to the jurisdiction of the courts of the Province of British Columbia or, if under applicable law exclusive jurisdiction over such matter is vested in the federal courts, any court of Canada located in the Province of British Columbia, in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement.

2.10

Disclosure. The Parties acknowledge and agree that (a) the terms of this Agreement may be publicly disclosed pursuant to a press release and pursuant to applicable securities law filings of the Parties or the Company, and (b) this Agreement may be filed with applicable securities law filings.

2.11

Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by electronic mail (read receipt requested) or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to the Company, to:

4Front Ventures Corp.
5060 North 40th Street, Suite 120 Phoenix, AZ 85018 USA

Attention: Joshua Rosen, Chief Executive Officer Email: josh.rosen@4frontventures.com

(b)	if to the Shareholders, to the addresses set forth in Schedule "A".

2.12

Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

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4FRONT VENTURES CORP.

	By:	"Joshua Rosen"
	Name:	Joshua N. Rosen
	Title:	Authorized Signor

CAMELBACK VENTURES, LLC

	By:	"Harry Papp"
	Name:	Harry Papp
	Title:	Manager

"Glenn Backus"	"Joshua Rosen"
Glenn Backus	Joshua Rosen

"Leo Gontmakher"	"Trevor Pratte"
Leonid Gontmakher	Trevor Pratte

"Roman Tkachenko"	"Karl Chowscano"
Roman Tkachenko	Karl Chowscano

"Oleg Orlovskii"	"Andrew Thut"
Oleg Orlovskii	Andrew Thut

"Vlad Orlovskii"	"Kris Krane"
Vlad Orlovskii	Kris Krane

"Arkadi Gontmakher"
Arkadi Gontmakher

[Signature Page - Lock-up Agreement]

SCHEDULE "A"

Shareholder	Subordinate Voting Shares Held or Controlled	Proportionate Voting Shares Held or Controlled	ITM Options Held or Controlled	Address for Notice
Camelback Ventures, LLC	REDACTED	REDACTED	REDACTED	E 2425 E Camelback Road #850, Phoenix, AZ, USA 85016 harry@roypapp.com
Joshua Rosen	N/A	292,840	4,095	7344 East Cholla Lane Scottsdale, AZ, USA 85250 josh.rosen@4frontventures.com
Trevor Pratte	N/A	320,517	4,095	5024 North 45th Place Phoenix, AZ, USA 85018 trevor.pratte@4frontventures.com
Karl Chowscano	N/A	314,141	N/A	19428 North 96th Place Scottsdale, AZ, USA 85255 kc@4frontventures.com
Andrew Thut	N/A	145,987	24,568	5060 North 40th Street, Suite 120 Phoenix, AZ, USA 85018 andrew.thut@4frontventures.com
Kris Krane	N/A	130,191	34,123	4532 North Sawyer Avenue Chicago, IL, USA 60625 kris.krane@4frontventures.com
Leonid (Leo) Gontmakher	4,342,457	320,080	N/A	840 140th AVE NE Bellevue, WA 98005 leo@cannexcapital.com
Arkadi Gontmakher	2,485,596	183,212	N/A	840 140th AVE NE Bellevue, WA 98005 arkadigtr@gmail.com
Vlad Orlovskii	4,067,598	299,821	N/A	840 140th AVE NE Bellevue, WA 98005 vlad@nwcs425.com
Oleg Orlovskii	REDACTED	REDACTED	REDACTED	840 140th AVE NE Bellevue, WA 98005 oleg@globaltr.net

[Signature Page - Lock-up Agreement]

Roman Tkachenko	REDACTED	REDACTED	REDACTED	840 140th AVE NE Bellevue, WA 98005 roman@directsourceseafood.com
Glenn Backus	N/A	9,741	N/A	5060 North 40th Street, Suite 120 Phoenix, AZ, USA 85018 glenn.backus@missioncan.com

[Signature Page - Lock-up Agreement]

SCHEDULE "B"

RELEASE SCHEDULE

Release Date	%age of Subordinate Voting Shares Released (for each Shareholder)*	%age of Proportionate Voting Shares Released (for each Shareholder)*
01-Oct-19	5%	5%
01-Jan-20	5%	5%
01-Apr-20	5%	5%
01-Jul-20	5%	5%
01-Oct-20	10%	10%
01-Jan-21	10%	10%
01-Apr-21	10%	10%
01-Jul-21	10%	10%
01-Oct-21	10%	10%
01-Jan-22	10%	10%
01-Apr-22	10%	10%
01-Jul-22	10%	10%
TOTAL	100%	100%

*If the Subordinate Voting Shares maintain a closing price per share on the CSE of greater than US$2.50 for 20 consecutive trading days, the above percentages shall double (the "Increased Percentages") commencing at the next Release Date after such 20th consecutive trading day and shall continue at such rate thereafter subject to what is hereinafter provided. If the Subordinate Voting Shares maintain a closing price per share on the CSE of greater than US$5.00 for 20 consecutive trading days, the Increased Percentages shall double (the "Further Increased Percentages"), commencing at the next Release Date after such 20th consecutive trading day and shall continue at such rate thereafter. For certainty: (a) price per share shall be measured by reference to the closing price of the Subordinate Voting Shares on the CSE; and (b) if the Subordinate Voting Shares maintain a closing price per share on the CSE of greater than US$5.00 for 20 consecutive trading days at any given time from the date hereof, the Further Increased Percentages shall become effective commencing on at the next Release Date after such 20th consecutive trading day and shall continue at such rate thereafter.